SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                           (AMENDMENT NO. ________)1

                            Mexco Energy Corporation
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                                (Name of Issuer)

                          Common Stock, $.50 par value
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                         (Title of Class of Securities)

                                    592770101
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                                 (CUSIP Number)

                                Richard R. Albro
                          Falcon Bay Operating, L.L.C.
                          600 N. Marienfeld, Suite 900
                              Midland, Texas 79701
                                  915-682-7424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 5, 2002
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

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     1    The  remainder  of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

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CUSIP NO. 592770101                    13D                     PAGE 2 OF 5 PAGES
         -----------                                               ---  ---
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Falcon Bay Operating, L.L.C.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

          00
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas
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               7    SOLE VOTING POWER

                         107,500
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 NUMBER OF     8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH              107,500
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          107,500
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.8%
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14   TYPE OF REPORTING PERSON*

          00
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 5 Pages

ITEM 1. SECURITY AND ISSUER

     This statement relates to the common stock, $.50 par value (the "Common Stock") of Mexco Energy Corporation, a Colorado corporation (the "Issuer"). The address of the principle executive offices of the Issuer is 214 West Texas, Suite 1101, Midland, Texas 79701.

ITEM 2. IDENTITY AND BACKGROUND

     The reporting person filing this statement is Falcon Bay Operating, L.L.C. ("Falcon Bay"), which is a limited liability company organized under the laws of the State of Texas. The address of its principal business and principal office is 600 N. Marienfeld, Suite 900, Midland, Texas 79701. Falcon Bay's principal business is the acquisition and development of oil and gas properties. Falcon Bay has not, during the last five (5) years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     With respect to Instruction C of the General Instructions to Schedule 13D, the following information is provided for the following persons as the officers, managers and controlling persons of Falcon Bay in response to Items (a) through
(f) of Item 2 of Schedule 13D:

     1.   (a)  W. Michael Ford
          (b)  600 N. Marienfeld, Suite 900, Midland, Texas 79701
          (c)  President and Member of Falcon Bay
          (d)  No
          (e)  No
          (f)  United States

     2.   (a)  Richard R. Albro
          (b)  600 North Marienfeld, Suite 900, Midland, Texas 79701
          (c)  Vice President and Member of Falcon Bay
          (d)  No
          (e)  No
          (f)  United States

     3.   (a)  Anthony B. Sam
          (b)  600 North Marienfeld, Suite 900, Midland, Texas 79701
          (c)  Vice President and Member of Falcon Bay
          (d)  No
          (e)  No
          (f)  United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to that certain Exploration Agreement dated as of December 5, 2002 by and between the Issuer and Falcon Bay (the "Exploration Agreement"), the Issuer issued to Falcon Bay on December 5, 2002 a Common Stock Purchase Warrant to purchase 107,500 shares of Common Stock (the "Outstanding Warrant"). The
Outstanding Warrant is exercisable at a purchase price of $5.00 per share, and expires on December 5, 2004. The number of shares covered by the Outstanding Warrant are subject to adjustment upon any stock split, stock dividend, reorganization, reclassification, merger, sale of all or

                                Page 3 of 5 Pages
substantially all of the assets of the Issuer, and similar events. The acquisition of the Outstanding Warrant (which includes the right to acquire shares of Common Stock within sixty (60) days upon exercise of the Outstanding Warrant) is the basis for Falcon Bay filing this Schedule 13D. In exchange for the Outstanding Warrant and other consideration described below, Falcon Bay has agreed to provide the Issuer with the right to participate in and share the promotional interests on certain oil and gas prospects and lease sales to third parties pursuant and subject to the terms and conditions of the Exploration Agreement. A copy of the Outstanding Warrant is attached as an exhibit hereto.

ITEM 4. PURPOSE OF TRANSACTION

     The purpose of the acquisition by Falcon Bay of beneficial ownership of the shares represented by the Outstanding Warrant was to serve as part of the consideration given by the Issuer to Falcon Bay under the Exploration Agreement.

     (a) As discussed under Item 6 below, Falcon Bay may acquire an additional warrant and other shares of Common Stock pursuant to the terms of the Exploration Agreement.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

     (a) Falcon Bay beneficially owns 107,500 shares of Common Stock represented by the Outstanding Warrant, constituting approximately 5.8% of the total issued and outstanding shares of Common Stock, based upon its right to acquire such shares upon exercise of the Outstanding Warrant within sixty (60) days of the date hereof. None of the persons other than Falcon Bay identified under Item 2 hereof beneficially own any shares of Common Stock.

     (b) Falcon Bay has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of all of the shares of Common Stock which it beneficially owns as described above.

     (c) Other than the acquisition of the Outstanding Warrant on December 5, 2002, none of the persons identified in (a) above effected any transactions with respect to the Common Stock for a period of sixty (60) days prior to the date of this Schedule 13D.

     (d)  None.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Upon closing of the sale of four (4) selected oil and gas prospects to third parties pursuant to the Exploration Agreement, the Issuer will issue to Falcon Bay an additional common stock purchase warrant to purchase an additional 322,500 shares of Common Stock (the "Future Warrant"). Falcon Bay does not have any beneficial ownership to the shares which may become subject to the Future Warrant at this time, and any rights or interests in or to the Future Warrant are contingent upon the satisfaction of the conditions set forth in the Exploration Agreement and the issuance of the Future Warrant. If issued, the Future Warrant will be exercisable at a purchase price of $5.00 per share, and will expire two (2) years after the expiration of the Issuer's option to participate in the last of the four (4) oil and gas prospects.

                                Page 4 of 5 Pages

     Also pursuant to the Exploration Agreement, the Issuer has the option to acquire interests in selected oil and gas properties by exchanging unregistered Common Stock for such interests. For purposes of this exchange, the Common Stock will be valued at 84% of the average price of the Common Stock for the longer of
(i) the period from the date of the sale of the oil and gas property until the spud date of the initial well drilled on that property, or (ii) the sixty day period after the date of the sale of the oil and gas property.

     Falcon Bay has certain registration rights with respect to the shares of Common Stock which it may acquire through exercise of the Outstanding Warrant or the Future Warrant or otherwise acquire under the Exploration Agreement, pursuant to that certain Registration Rights Agreement dated as of December 5, 2002 by and between the Issuer and Falcon Bay. A copy of the Registration Rights Agreement is attached as an exhibit hereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     7.1. - Common Stock Warrant No. 1 issued by Mexco Energy Corporation to Falcon Bay Energy, L.L.C. to purchase 107,500 shares of Common Stock of Mexco Energy Corporation.

     7.2 - Registration Rights Agreement dated as of December 5, 2002 by and between Mexco Energy Corporation and Falcon Bay Operating, L.L.C.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   December 11, 2002                    FALCON BAY OPERATING, L.L.C.
-----------------------
         Date
                                        By: /s/ Richard R. Albro
                                           -------------------------------------
                                            Richard R. Albro, Vice President

                                Page 5 of 5 Pages

                                  EXHIBIT INDEX

EXHIBIT NO.                        DESCRIPTION OF EXHIBIT
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   7.1         Common Stock Warrant No. 1 issued by Mexco Energy  Corporation to
               Falcon Bay Energy, L.L.C. to purchase 107,500 shares of Common Stock of Mexco Energy Corporation.

   7.2 Registration Rights Agreement dated as of December 5, 2002 by and between Mexco Energy Corporation and Falcon Bay Operating, L.L.C.

                                  Exhibit Index